Mail Stop 4561

May 1, 2006

By U.S. Mail and Facsimile (212) 403-2327 and (212) 656-2078

Richard P. Bernard, Esq.
Executive Vice President and General Counsel
NYSE Group, Inc.
11 Wall Street
New York, New York 10005

Re: NYSE Group, Inc.
       Amendment No. 3 to Registration Statement on Form S-1
       Filed April 27, 2006
       File No. 333-132390

Dear Mr. Bernard:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group and the NYSE, page 42

1.   We note your response to comment 8 from our letter dated April 21, 2005 and revised disclosures on pages 57 and F-35. Please revise your analysis of the results of operations for the year ended December 31, 2005 versus the year ended December 31, 2004 to include the effect of tax credits on net income and the income tax provision. Additionally, please disclose the nature and type of the tax credits and your expectation of the effect of tax credits on future financial results.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of Archipelago</u>

<u>General</u>

2.   We note your response to comment 18 from our letter dated April 21, 2006. Please revise to remove the disclosures referring to gross margin on pages 70 and 74.

<u>Business, page 109</u>

3.   We note your response to comment 11 from our letter dated April 21, 2006. Please revise to describe the regulatory fine process. Please include information to illustrate how the process is initiated through the final determination and assessment of a fine.

4.   We note your response to comment 11 from our letter dated April 21, 2006. Please revise to describe the self-funding nature of your regulatory group including how regulatory fines are considered in your regulatory fee structure and your overall financial planning. For example, please clarify whether you adjust the amount of the regulatory fees you charge based on the amount of fines you assess.

5.   We note your response to comment 12 from our letter dated April 21, 2006. Please revise to disclose how you manage and analyze your financial results including how you determine the prices for your services, determine the proper cost structure, and manage the overall profitability of your business.

<u>New York Stock Exchange, Inc. Financial Statements</u>

<u>Consolidated Statements of Income, page F-8</u>

6.   We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

7.   We note your response to comment 11 from our letter dated April 21, 2006. Although we understand that you expect to earn fines on a continuous basis, it appears that you have no control over the amount of fines assessed. We note that although you classify regulatory fines as revenues, you continue to label the fines as "income", which does not appear consistent with the other types of revenue you earn. We continue to believe that

regulatory fines should be classified outside of revenues, although we do not object to these fines being considered an operating gain. Please revise.

8.   We note your response to comment 11 from our letter dated April 21, 2006 and your revised disclosure on page 49. You state in your response that the SEC required that the regulatory arm be self-funded and fine income is one input to that self-funding. You also disclose that regulatory fines are used for regulatory purposes. Please tell us whether any of your cash is restricted as to withdrawal or usage. If so, please revise to disclose the provisions of any restrictions in your notes to the financial statements. Refer to Rule 5.02(1) of Regulation S-X.

9.   If the amount of restricted cash is material, please separately present the amount on the face of your statements of financial condition and make conforming changes to the statement of cash flows to explain the change during the periods presented in non-restricted cash and cash equivalents. Refer to paragraph 7 of SFAS 95.

10.   We note your response to comment 15 from our letter dated April 21, 2006 and your disclosure in note 3 to your financial statements. We still do not see all of the disclosures required by paragraph 20 of SFAS 146. Please revise your notes to the financial statements to disclose the following:

   a. a description of the exit activity, including the facts and circumstances leading to the expected activity and the expected completion date;
   b. for each major type of cost associated with the activity:
      (1) the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, and
      (2) a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reasons therefore;
   c. the line item in the income statement in which the costs in (b) above are aggregated;
   d. for each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reasons therefore; and
   e. if a liability for a cost associated with the activity is not recognized because fair value cannot be reasonably estimated, that fact and the reasons therefore.

Note 14 – Detail of Certain Financial Statement Accounts, page F-35

11.   Please revise to remove the disclosure that tax recoveries are included in investment and other income since the amounts are now presented in the provision for income taxes.

Archipelago Holdings Inc. Financial Statements

Consolidated Statement of Operations, page F-42

12.   We note your response to comment 20 from our letter dated April 21, 2006. Please tell us if there were any material gains or losses presented in the miscellaneous other income, net line item included in your response.

13.   We note your response to comment 21 from our letter dated April 21, 2006. Please tell us how you analyzed each of the factors described in paragraphs 7-17 of EITF 99-19 to determine that the activity assessment fee cash flows received from equity trading permit holders and remitted to PCX Equities should be reported on a net basis in your income statement in periods prior to Archipelago's acquisition of PCX Holdings.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: David C. Karp, Esq.
       Wachtell, Lipton, Rose & Katz

51 West 52nd Street
New York, New York 10019

Catherine M. Clarkin, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004